Exhibit 99.6

BIOMIRA, INC.

[LOGO]

9th floor, 100 University Avenue

Toronto, Ontario M5J2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Special Meeting to be held on December 4, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.               Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.               If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.               This proxy should be signed in the exact manner as the name appears on the proxy.

4.               If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.               The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.               The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.               This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.               This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Mountain Time, on November 30, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically
• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.Investors.com	• You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Biomira Inc. (the “Corporation”) hereby appoint: Christopher S. Henney, or failing him, Robert L. Kirkman	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Biomira Inc. to be held at the Delta Edmonton South Hotel & Conference Centre, 4404 Gateway Boulevard, Edmonton, Alberta, Canada, on December 4, 2007 at 9:00 a.m. Mountain Time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Approval of Arrangement

To approve an arrangement on the terms and conditions of the arrangement agreement dated September 11, 2007 among Biomira Inc., Oncothyreon Inc., 4442636 Canada Inc., 4442644 Canada Inc. and 4442652 Canada Inc. whereby non-dissenting shareholders of Biomira Inc. will become shareholders of Oncothyreon Inc., all as particularly described in the accompanying Management Information Circular/Prospectus of the Corporation dated October 19, 2007.

For ☐	Against ☐	Abstain ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.